Medical Information Technology, Inc.
MEDITECH Circle
Westwood, MA 02090

February 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Attention: Kari Jin

Re: Medical Information Technology, Inc. (MEDITECH)
Item 4.02 Form 8-K, Filed on February 6, 2009, File No. 0-28092

Dear Ms Jin:

MEDITECH has received the staff's comment letter dated February 11, 2009 to the above-referenced filing (the 8-K). We have revised the 8-K in response to your comments and filed it as Form 8-K/A (the 8-K/A) on the date hereof with the Securities and Exchange Commission (the Commission).

Below are the staff's comments, together with MEDITECH's responses to the staff's comments.

1. Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing. We refer you to Item 4.02(a)(3) of Form 8-K.

MEDITECH's audit committee and authorized officers have discussed with the independent accountant the matters disclosed in the 8-K. This fact is reflected in the 8-K/A.

2. Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted. In addition, considering the facts and circumstances requiring the Company to amend your Form 10-K, please confirm to us that you plan to address this reconsideration and the related conclusions in your Form 10-K/A when filed.

MEDITECH's officers have reconsidered the effectiveness of MEDITECH's disclosure controls and procedures for the periods impacted and have concluded, as a result of the matters disclosed in the filing, that MEDITECH's disclosure controls and procedures were not effective. MEDITECH will address this reconsideration and the related conclusions in MEDITECH's Form 10-K/A when filed.

MEDITECH has implemented additional controls and procedures designed to ensure its periodic filings meet the requirements of the Securities Exchange Act of 1934, as amended.

MEDITECH acknowledges that, with respect to the 8-K/A:

  MEDITECH is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  MEDITECH may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Medical Information Technology, Inc.

/s/ A. Neil Pappalardo

A. Neil Pappalardo, Chairman and CEO